UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

                                              Commission File Number:  000-33273

(Check one)    |X| Form 10-KSB   | | Form 11-K   | | Form 20-F   | | Form 10-QSB
| |   Form N-SAR

For Period Ended:  June 30, 2002
[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR
For the transition period ended ____________

     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which notification relates:

PART I - REGISTRANT INFORMATION

Full name of registrant:                   Advantage America, Inc.

Former name if applicable:

Address of principal executive office:     4425 Jamboree Road, Suite 250

City, State and Zip Code:                  Newport Beach, California  92660

PART II - RULE 12B-25(B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


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     (c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
has been attached if applicable.

PART III - NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The registrant requires additional time to complete work with its attorneys and auditors due to other demands on management's time and a restatement of the financial statements for the year ended June 30, 2001.

PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

          M.C. Horning, Jr.          (949) 851-9391

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| YES | | No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X| YES  | |  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The financial statements for the year ended June 30, 2001 have been restated to correct deferred tax expense. The effect of the restatements was to increase net income at June 30, 2001 by $18,172 as shown below:

                                              As originally filed      Restated
                                                 June 30, 2001      June 30, 2001
Deferred income tax expense (benefit)                      17,231            (941)
Net income (loss)                                          (2,181)         15,991
Comprehensive income                                       17,195          35,367
Earnings per common share basic and diluted                   nil             nil
Accumulated deficit                                    (3,215,555)     (3,197,383)


Advantage America, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  September 30, 2002         By: /s/  M.C. Horning, Jr.
                                      ------------------------------------------
                                      M.C. Horning, Jr., Chief Financial Officer


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